# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Borr Drilling Ltd, CIK 0001715497
CUSIP: G1466R173
Title of class of securities: BORR DRILLING
Address of issuer's principal executive offices: S.E. PEARMAN BUILDING, 2ND FLOOR 9 PAR-LA-VILLE ROAD, HAMILTON, Bermuda (D0), HM11
Date of event which requires filing of this statement: 11/14/2025
Filed by CIK 0001711252

## Reporting persons
- AZVALOR ASSET MANAGEMENT SGIIC SA: type of reporting person: investment company (IV); citizenship or place of organization: Spain (U3); sole voting power 28,606,167; shared voting power 0; sole dispositive power 28,606,167; shared dispositive power 0; aggregate amount beneficially owned 28,606,167 (10% of the class)

## Item 1. Issuer
Name of issuer: Borr Drilling Ltd
Address of issuer's principal executive offices: S.E. PEARMAN BUILDING, 2ND FLOOR 9 PAR-LA-VILLE ROAD, HAMILTON, BERMUDA, HM11

## Item 2. Person Filing
Name of person filing: JAVIER CASAMAYOR
Address of principal business office or, if none, residence: PASEO DE LA CASTELLANA 110.28046 MADRID, SPAIN
Citizenship: SPAIN

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 28.606.167
Percent of class: 10.01
Sole power to vote or to direct the vote: 28.606.167
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 28.606.167
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AZVALOR ASSET MANAGEMENT SGIIC SA: SERGIO FERNANDEZ PACHECO, CFO (11/25/2025)